# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ARTIVA BIOTHERAPEUTICS, INC., CIK 0001817241
CUSIP: 04317A107
Title of class of securities: Common stock, par value $0.0001
Address of issuer's principal executive offices: 5505 Morehouse Drive, Suite 100, San Diego, California (CA), 92121
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001104659-24-084914
Filed by CIK 0001753037

## Reporting persons
- 5AM Ventures VI, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,171,250; sole dispositive power 0; shared dispositive power 1,171,250; aggregate amount beneficially owned 1,171,250 (2.4% of the class)
- 5AM Partners VI, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,171,250; sole dispositive power 0; shared dispositive power 1,171,250; aggregate amount beneficially owned 1,171,250 (2.4% of the class)
- 5AM Opportunities II, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,182,054; sole dispositive power 0; shared dispositive power 1,182,054; aggregate amount beneficially owned 1,182,054 (2.4% of the class)
- 5AM Opportunities II (GP), LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,182,054; sole dispositive power 0; shared dispositive power 1,182,054; aggregate amount beneficially owned 1,182,054 (2.4% of the class)
- Andrew J. Schwab: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,353,304; sole dispositive power 0; shared dispositive power 2,353,304; aggregate amount beneficially owned 2,353,304 (4.8% of the class)
- Kush Parmar: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,353,304; sole dispositive power 0; shared dispositive power 2,353,304; aggregate amount beneficially owned 2,353,304 (4.8% of the class)

## Item 1. Issuer
Name of issuer: ARTIVA BIOTHERAPEUTICS, INC.
Address of issuer's principal executive offices: 5505 Morehouse Drive, Suite 100, San Diego, CA, 92121.

## Item 2. Person Filing
Name of person filing:
The names of the persons filing this report (collectively, the "Reporting Persons") are:

5AM Ventures VI, L.P. ("Ventures VI")
5AM Partners VI, LLC ("Partners VI")
5AM Opportunities II, L.P. ("Opps II")
5AM Opportunities II (GP), LLC ("Opps II GP")
Andrew J. Schwab ("Schwab")
Kush Parmar ("Dr. Parmar")

The Reporting Persons expressly disclaim status as a "group" for purposes of this Schedule 13G.
Address of principal business office or, if none, residence:
c/o 5AM Ventures
4 Embarcadero Center, Suite 3110
San Francisco, CA 94111
Citizenship:
Ventures VI Delaware
Partners VI Delaware
Opps II Delaware
Opps II GP Delaware
Schwab United States
Parmar United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Row 9 of each Reporting Person's cover page to this Schedule 13G sets forth the aggregate number of securities of the Issuer beneficially owned by such Reporting Person as of June 30, 2026 and is incorporated by reference.

The Reporting Persons' ownership of the Issuer's securities consists of (i) 1,171,250 shares of common stock held directly by Ventures VI; and (ii) 1,182,054 shares of common stock held directly by Opps II.

Partners VI is the sole general partner of Ventures VI and Schwab and Dr. Parmar are the managing members of Partners VI. Each of Partners VI, Schwab and Dr. Parmar shares voting and dispositive power over the securities held by Ventures VI.

Opps II GP is the sole general partner of Opps II and Schwab and Dr. Parmar are the managing members of Opps II GP. Each of Opps II GP, Schwab and Dr. Parmar shares voting and dispositive power over the securities held by Opps II.
Percent of class:
Row 11 of each Reporting Person's cover page to this Schedule 13G sets forth the percentages of the securities of the Issuer beneficially owned by such Reporting Person as of June 30, 2026 and is incorporated by reference. The percentage set forth in each row 11 is based upon 24,716,672 shares of the Issuer's common stock outstanding as of April 30, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the "SEC") on May 8, 2026, plus 23,871,526 shares of common stock issued in connection with a public offering that closed on May 11, 2026, as disclosed in the Issuer's prospectus supplement dated May 8, 2026, filed with the SEC on May 8, 2026.
Sole power to vote or to direct the vote: Row 5 of each Reporting Person's cover page to this Schedule 13G sets forth the sole power to vote or to direct the vote of securities of the Issuer beneficially owned by such Reporting Person as of June 30, 2026 and is incorporated by reference.
Shared power to vote or to direct the vote: Row 6 of each Reporting Person's cover page to this Schedule 13G sets forth the shared power to vote or to direct the vote of securities of the Issuer beneficially owned by such Reporting Person as of June 30, 2026 and is incorporated by reference.
Sole power to dispose or to direct the disposition: Row 7 of each Reporting Person's cover page to this Schedule 13G sets forth the sole power to dispose or to direct the disposition of securities of the Issuer beneficially owned by such Reporting Person as of June 30, 2026 and is incorporated by reference.
Shared power to dispose or to direct the disposition: Row 8 of each Reporting Person's cover page to this Schedule 13G sets forth the shared power to dispose or to direct the disposition of securities of the Issuer beneficially owned by such Reporting Person as of June 30, 2026 and is incorporated by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit 99.1 Joint Filing Agreement (incorporated by reference to Exhibit A to the Reporting Persons' Schedule 13G filed with the SEC on August 1, 2024).

## Signatures
- 5AM Ventures VI, L.P.: /s/ Andrew J. Schwab, By 5AM Partners VI, LLC, its General Partner, By Andrew J. Schwab, Managing Member (08/10/2026)
- 5AM Partners VI, LLC: /s/ Andrew J. Schwab, By Andrew J. Schwab, Managing Member (08/10/2026)
- 5AM Opportunities II, L.P.: /s/ Andrew J. Schwab, By 5AM Opportunities II (GP), LLC, its General Partner, By Andrew J. Schwab, Managing Member (08/10/2026)
- 5AM Opportunities II (GP), LLC: /s/ Andrew J. Schwab, By Andrew J. Schwab, Managing Member (08/10/2026)
- Andrew J. Schwab: /s/ Andrew J. Schwab, Andrew J. Schwab (08/10/2026)
- Kush Parmar: /s/ Kush Parmar, Kush Parmar (08/10/2026)